Vivendi Universal Intends to Terminate its ADR Program
PARIS – January 17, 2006 – Vivendi Universal is considering the termination of its American Depositary Receipt (ADR) program and the voluntary delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE).
The rationale for delisting, terminating the ADR program and eventual deregistration is primarily based on the following:
•	ADS trading volume has declined since 2001 and accounts for less than 5% of the total shares traded in both 2004 and 2005;

•	The majority of shares held by US domiciled investors are ordinary shares acquired through Eurolist-Euronext Paris, and during the last two years, the percentage of ordinary shares held by US investors has increased significantly;

•	Vivendi Universal is continuously seeking to optimize its financial costs.
As a result, Vivendi Universal will propose to ADR holders the termination of its ADR program and NYSE listing.
Notwithstanding the delisting, Vivendi Universal’s registration under the US Securities Exchange Act of 1934 (“the Exchange Act”) is expected to remain in effect for the time being, and the company will continue to comply with its obligations.
Vivendi Universal intends to maintain and develop its business operations in the US, but wishes to reduce financial costs and will therefore seek, when possible, to terminate its Exchange Act registration. Vivendi Universal considers that US investors are an important part of its investor base and will maintain its relationship with US investors. As such, the company will continue to provide a high standard of corporate governance, information and disclosure for all investors.
In order to terminate the ADR facility and delist from the NYSE, Vivendi Universal intends to seek the approval from ADR holders to amend certain provisions of the ADR deposit agreement. A separate letter will be sent to ADR holders setting forth the procedures relating to this approval and will be available on the Vivendi Universal website www.vivendiuniversal.com.
If majority approval is obtained, Vivendi Universal intends to proceed with the termination of the deposit agreement and the delisting by the end of the second quarter of 2006. Prior to termination, holders can elect to sell their ADSs over the NYSE or they are entitled to exchange their ADRs with The Bank of New York, as depositary, for underlying Vivendi Universal ordinary shares.
In addition, a meeting of exchangeable shareholders of Vivendi Universal Exchangeco Inc., in Canada, will be called to approve changes so that these shares become directly exchangeable for ordinary shares of Vivendi Universal rather than for ADSs.

Important disclaimer:
This document contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that: Vivendi Universal will not obtain the majority approval from ADR holders to amend certain provisions of the ADR deposit agreement, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
For further information, please contact:

Media	Investor Relations

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.1334

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45

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